EXHIBIT 99.1

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Notice of Availability of Proxy Materials for
TRANSCANADA CORPORATION Annual Meeting

Meeting Date and Location:

When:	April 27, 2018	Where:	Ross Glenn Hall
	10:00 a.m. (Mountain Time)		Roderick Mah Centre for Continuous Learning Building Mount Royal University 4825 Mount Royal Gate SW Calgary, Alberta
You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management information circular and other proxy materials before voting.

The Management information circular and other relevant materials are available at:

www.TransCanada.com/Notice-And-Access OR
www.sedar.com

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How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 11, 2018. If you do request the current materials, please note that another Proxy will not be sent; please retain your current one for voting purposes.

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-800-361-6522.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the management information circular where disclosure regarding the matter can be found.

1.Election of Directors - Resolution to elect the directors for next year, as described in the accompanying Management information circular.

2.Appointment of Auditors - Resolution to appoint KPMG LLP, Chartered Professional Accountants as auditors and authorize the directors to fix their remuneration.

3.Advisory Vote on Executive Compensation - Resolution to accept TransCanada’s approach to executive compensation, as described in the Management information circular.

4.Shareholder Proposal - Resolution to consider the shareholder proposal regarding climate change disclosure, as set forth in Schedule A of the Management information circular.

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Proxy. Your Proxy must be received by 12:00 pm EST, on April 25, 2018.

PLEASE VIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

Annual Report delivery

•	Registered holders who did not opt out of receiving one.

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